xstrata

04010158

Securities and Exchange Commission
Filing Desk
Room 1004, Mail Stop 1 - 4
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Wednesday, February 11, 2004

Xstrata file number 82-34660

Please find attached all company announcement released by Xstrata during the month of January 2004.

Yours sincerely,

B. Mattenberger

Brigitte Mattenberger
Corporate Affairs

Xstrata File
Number 82-34660

xstrata

Zug, 7 January 2003

Xstrata Plc ("Xstrata") announces that it was notified by Fidelity Investments yesterday that FMR Corp has increased their holdings to 6,744,188, and Fidelity International Limited have increased their holdings to 12,354,300 ordinary shares of US$0.50 each. This represents 1.07% and 1.96% respectively of Xstrata's ordinary issued share capital.

As a consequence, the current total shareholding in Xstrata of Fidelity Investments is 19,098,488 ordinary shares of US$0.50 each, representing 3.02% of Xstrata's ordinary issued share capital.

ends

(For information, Fidelity Investments previously disclosed shareholding in Xstrata was 2.95%)

****

Brigitte Mattenberger
Xstrata
Phone: +41 41 726 6071
Fax: +41 41 726 7199
Mobile: +41 79 381 1823
www.xstrata.com

Xstrata File
Number 82-34660

xstrata

Zug, 9 January 2004

Xstrata plc confirms that it will announce its preliminary results for the year ended 31 December 2003 on Tuesday 24 February 2004. There will be a presentation on the results, which will be simultaneously webcast on the Xstrata website (www.xstrata.com).

ends

Xstrata contacts

Marc Gonsalves

Telephone	+44 20 7968 2812
Mobile	+44 7775 662 348
Email	mgonsalves@xstrata.com

Brigitte Mattenberger

Telephone	+41 41 726 6071
Mobile	+41 793 811 823
Email	bmattenberger@xstrata.com

Michael Oke & Claire Bithell
Prospero Financial

Telephone	+44 20 7898 9394/9387
Mobile	+44 7778 469630/07796 278 294

Xstrata File
Number 82-34660

xstrata

XSTRATA SELLS RAVENSWOOD GOLD MINE

Zug, 13 January 2004

Xstrata plc ("Xstrata") announces that it has entered into an agreement with Resolute Mining Limited ("Resolute") for the sale of the Ravenswood Gold Mine, located in Queensland Australia, for a headline price of US$45 million. The transaction, which was reached through a competitive tender process, is expected to complete on 1 March 2004.

Xstrata assumed ownership of the Ravenswood Gold Mine with the acquisition of M.I.M. Holdings Limited in June 2003. At the time, Xstrata identified the mine as non-core to its business and indicated its intention to sell the operation.

ends

Note for Editors

In the Xstrata Group's interim results for the six months ended 30 June 2003, on a pro forma basis, Ravenswood reported turnover of US$24.5 million and operating profit of US$2 million from production of 77,628 oz of gold. Ravenswood employs some 300 people, including contractors, and is located 90 km south of Townsville and 80 km east of Charters Towers in north-east Queensland. The operation comprises the Sarsfield open pit mine, a crushing and beneficiation plant and a carbon-in-leach processing plant which produces gold in dore bars, containing approximately 80% gold and 20% silver.

Further information on Ravenswood and its history can be found at:
http://www.xstrata.com/archives/mim/

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

Sue Sara
Telephone +61 7 3833 8172
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Michael Oke & Claire Bithell
Prospero Financial
Telephone +44 20 7898 9394/9387
Mobile +44 7778 469630/07796 278 294

Xstrata File
Number 82-34660

xstrata

Zug, 14 January 2004

Xstrata plc announces the realignment of its two copper businesses with the management structure of the other commodity business across the Group. With immediate effect, Xstrata Copper Americas and Xstrata Copper Australia will be managed as a single global copper business: "Xstrata Copper".

Charlie Sartain, currently chief executive Xstrata Copper Americas, assumes the position of chief executive Xstrata Copper, based in Brisbane, and will be appointed to the Xstrata Group Executive Committee. John Gooding, currently chief executive of Xstrata Copper Australia, is leaving the Group for personal reasons.

Mick Davis, chief executive of Xstrata plc, commented: "The new structure creates a coherent business with an excellent base of operating assets and technical expertise encompassing the full spectrum of copper production processes and the two key copper mining areas of Australia and Latin America. Charlie Sartain and his team will pursue further initiatives to improve the operational performance of Xstrata Copper and to leverage this base to grow the business going forward.

"The reorganisation, which brings our copper business in line with the Xstrata business model, concludes the successful integration of the base metals assets and builds on the excellent progress made within the two separate entities over the last few months. John Gooding has played a significant role in this process, particularly through a challenging period of transition. On behalf of the Board, I thank him sincerely for his efforts and dedication."

ends

Biographical Note

Charlie Sartain, born 1961
Mr Sartain worked with MIM for more than 20 years prior to taking up the role of Chief Executive Copper Americas, following the acquisition by Xstrata of MIM in June 2003. He was appointed as General Manager of Minera Alumbrera Ltd, Argentina, in mid-2000 to lead the transformation of that company's copper/gold business. Prior to his appointment within Xstrata he had moved into the new position of Executive General Manager, Latin America with MIM. Mr Sartain previously held positions as General Manager at the Ernest Henry copper mine and Ravenswood gold mine (both in Queensland, Australia), having spent the early part of his career in a number of mining engineering and management roles at the Mount Isa mining complex over a nine year period.

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Brigitte Mattenberger
Telephone +41 41 726 6071
Mobile +41 793 811 823
Email bmattenberger@xstrata.com

Sue Sara
Telephone +61 7 3833 8172
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Michael Oke & Claire Bithell
Prospero Financial
Telephone +44 20 7898 9394/9387
Mobile +44 7778 469630/07796 278 294

Xstrata File
Number 82-34660

xstrata
copper

Brisbane, 15 January 2004

Further to the announcement by Xstrata plc ("Xstrata") on 14 January 2004 regarding the formation of a single global copper business, the Chief Executive of Xstrata Copper, Charlie Sartain announces the new senior management team of the business.

The new structure and appointments reflect a desire to increase accountability within discrete business entities, in order to apply the best and most relevant skills to each component of the business and to achieve greater empowerment at the operational level for Xstrata Copper's North Queensland operations.

The changes to the team, effective immediately, are as follows:

- Brian Hearne, General Manager McArthur River Mine, will report to Santiago Zaldumbide, Chief Executive of Xstrata Zinc. The McArthur River feasibility study project, now well advanced, will be managed by Xstrata Zinc. As a result, Terry Smith, currently General Manager Projects, will be leaving the Group.

- Steve de Kruijff, formerly General Manager Ernest Henry Mining, will assume the new position of General Manager Mount Isa Copper Operations. Jon Evans, currently the head of mining operations at Alumbrera, will replace Steve at Ernest Henry. Kevin Hendry, formerly General Manager Mining Copper Mount Isa, will assume the new position of General Manager Mount Isa Zinc Lead Operations. As a result, Bob Fulker, currently General Manager Mining Lead Zinc Mount Isa, will be leaving the Group. The former position of Operations General Manager Mount Isa held by Tony McPaul has been made redundant and Tony will be leaving the Group.

- John Coldham, currently Manager Group Purchasing for Xstrata Copper Australia, will take up the new position of General Manager Administration and Services based in Mount Isa. John will have overall responsibility for IT, procurement, general administration and materials logistics for our Queensland businesses. As a consequence of his appointment, Ross Willis, currently General Manager Business Services Mount Isa, will be leaving the Group.

- Hugh Callaghan joins the team as General Manager Commercial with responsibility for product logistics, business strategy and business development in Australia, as well as our global product marketing and shipping.

- Effective early February 2004, Pierre Vix will join Xstrata Copper from outside the Group and will be responsible for the Mount Isa metallurgical plants and the Townsville operations. In the interim, Ian Kennedy, currently Acting General Manager Metallurgical Plants Mount Isa, will retain responsibility for the Isa smelters. Steve Allard, currently General Manager Townsville Operations will leave the Group at the end of January.

- In Australia, Steve Best and Neal O'Connor will continue in their current roles as CFO Australia and General Counsel Australia respectively. In addition, David Hodgson will continue in his role as GM Human Resources Australia, Peter Forrestal will continue as GM Technical Development and Glen Croft as GM Group Maintenance Support.

- In the Americas, Barry Grant will continue as General Manager Alumbrera, Karen Read as General Manager Finance Americas, Julian Rooney as General Manager Corporate Affairs, Legal & Commercial Americas, and Peter Symons as General Manager Business Development Americas.

ends

Xstrata contacts

Marc Gonsalves
Telephone +44 20 7968 2812
Mobile +44 7775 662 348
Email mgonsalves@xstrata.com

Adam Lees
Telephone +61 7 4744 2622
Mobile +61 412 126 510
Email alees@xstrata.com.au

Sue Sara
Telephone +61 7 3833 8172
Mobile +61 411 206 090
Email suesara@xstrata.com.au

Julian Rooney
Telephone +5411 4316 8321
Mobile +5411 4415 1285
Email jpr@alumbrera.com.au